UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

NATURAL HEALTH TRENDS CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

63888P406

(CUSIP Number)

David R. Earhart

Gray Reed & McGraw, P.C.

1601 Elm Street, Suite 4600

Dallas, Texas 75201

(214) 954-4135

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Various

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63888P406

1.	Names of Reporting Persons. GEORGE BROADY

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,252,289 (1)

	8.	Shared Voting Power 575,298(2)

	9.	Sole Dispositive Power 3,252,289 (1)

	10.	Shared Dispositive Power 575,298(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,827,587 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 29.8%(3)

14.	Type of Reporting Person (See Instructions) IN

(1)           Includes 61,693 Shares issuable upon conversation of Series A Convertible Preferred Stock

(2)           Includes shares held by the George K. Broady 2012 Irrevocable Trust, of which Mr. Broady is the trustee and a beneficiary.

(3)           Based on 12,803,066 Shares outstanding as of October 30, 2014.

CUSIP No. 63888P406

1.	Names of Reporting Persons. GEORGE K. BROADY 2012 IRREVOCABLE TRUST

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC; OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 575,298

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 575,298

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 575,298

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 4.5%(1)

14.	Type of Reporting Person (See Instructions) OO

(1)           Based on 12,803,066 Shares outstanding as of October 30, 2014.

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 3”) amends and restates the Schedule 13D filed on November 4, 2011 (the “Original Schedule 13D”), as previously amended.

Item 1.	Security and Issuer.

This Statement on Schedule 13D (the “Statement”) relates to the shares of common stock, $0.001 par value per share (the “Shares”), of Natural Health Trends Corp. (the “Issuer”).  The address of the principal executive offices of the Issuer is 2050 Diplomat Drive, Dallas, Texas 75234.

Item 2.	Identity and Background.

(a)           This Statement is filed by George Broady and the George K. Broady 2012 Irrevocable Trust (the “Trust”).

(b)           The principal business address of Mr. Broady and the Trust is 751 Canyon Drive, Suite 100, Coppell, Texas 75019.

(c)           Mr. Broady’s principal occupation is Chairman and Chief Executive Officer of Kings III of America, Inc., whose principal business address is as set forth in Item 2(b).

(d)           During the last five years, neither Mr. Broady nor the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither Mr. Broady nor the Trust has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Mr. Broady is a citizen of the United States of America.  The Trust is organized under the laws of Texas.

Item 3.	Source and Amount of Funds or Other Consideration.

Mr. Broady purchased the Shares acquired by him in various open-market transactions and transactions with the Issuer, since January 2007, with an aggregate of approximately $3,000,000 of personal funds.  An additional 93,000 Shares were granted to Mr. Broady by the Issuer in consideration of his service on its board of directors.

The Trust purchased the Shares acquired by it in various open-market transactions since October 2013, with approximately $1,971,300.42 of funds contributed to the Trust by Mr. Broady.

Item 4.	Purpose of Transaction.

Mr. Broady and the Trust acquired the Shares for investment purposes.  Neither Mr. Broady nor the Trust have any plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D; provided, that Mr. Broady has served on the board of directors of the Issuer since October 17, 2008.  Based on various factors such as current or anticipated trading prices for the Shares, market and industry conditions, the financial and operating condition of the Issuer, and the composition of the Issuer’s board of directors, Mr. Broady and/or the Trust may acquire additional Shares or sell all or part of their Shares, in their sole discretion, in open market or private transactions without any prior notice to the Issuer.  In connection with serving on the board of directors, Mr. Broady also regularly communicates with and makes suggestions to the Issuer’s officers, other directors and other shareholders with respect to the Issuer, including matters involving the Issuer’s operations, policies, management and board of directors composition.

Item 5.	Interest in Securities of the Issuer.

(a)           Mr. Broady is deemed to beneficially own 3,827,587 Shares.  Of the 3,827,587 Shares reported in this Item 5(a): (i) 3,190,596 Shares are held directly by Mr. Broady, (ii) 61,693 Shares are issuable to Mr. Broady upon conversation of Series A Convertible Preferred Stock, and (iii) 575,298 Shares are held by the Trust, of which Mr. Broady is the trustee and a beneficiary.

The 3,827,587 Shares beneficially owned by Mr. Broady, including those held by the Trust, constitute approximately 29.8% of the Shares, based on a total of 12,803,066 Shares outstanding as of October 30, 2014.

(b)           Mr. Broady has sole power to vote and dispose of 3,252,289 Shares beneficially held by him.  Mr. Broady has shared power to vote and dispose of the 575,298 Shares held by the Trust.

(c)           Transactions in the Shares by Mr. Broady and the Trust within the past sixty days are set forth in Schedule A herein.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 4, 2007, the Issuer and Mr. Broady entered into a Stock and Warrant Purchase Agreement (the “Purchase Agreement”).  The Purchase Agreement provided for the purchase of 61,693 shares of Series A Convertible Preferred Stock and a warrant to purchase 61,693 Shares.  Each share of Series A Convertible Preferred Stock is convertible into one Share.  The Warrant provided for an exercise price between $3.80 and $5.00 per Share, depending on the date of exercise.  The warrant expired on May 4, 2013.  Pursuant to the Purchase Agreement, the Issuer granted Mr. Broady certain registration rights with respect to the Shares.  The foregoing summary of the Purchase Agreement is qualified in its entirety by reference to Exhibit 1, which is incorporated herein by reference.

Item 7.	Materials to be filed as Exhibits.
Exhibit 1. Stock and Warrant Purchase Agreement dated May 4, 2007 between the Issuer and Mr. Broady.*

*Previously filed with the Original Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:      January 23, 2015

/s/ George Broady
George Broady

GEORGE K. BROADY 2012 IRREVOCABLE TRUST

By:	/s/ George Broady
George Broady
Trustee

Schedule A

Set forth below is a summary of recent transactions in the Shares by Mr. Broady and/or the Trust, including those within the past sixty days.  All such transactions were open market transactions through registered broker-dealers, except as otherwise indicated.

Date	Shares Acquired or Disposed	Price per Share
11-14-2014	29,750 Disposed(1)	$12.00
11-21-2014	26,656 Disposed(1)	$12.10
12-03-2014	14,565 Disposed(1)	$13.23
12-08-2014	18,298 Disposed(1)	$13.71
12-15-2014	21,125 Disposed(1)	$12.44
12-22-2014	9,553 Disposed(1)	$11.95
1-16-2015	5,300 Disposed	$12.286
1-20-2015	4,800 Disposed	$12.4679
1-20-2015	2,714 Acquired(2)	$12.28

(1) Shares disposed of in private transactions with the Issuer.

(2) Issued as restricted stock grant by the Issuer.